UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
               EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

  [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

  Commission file number 001-15749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliance Data Systems
401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, Texas 75024

Alliance Data Systems 401(k) and Retirement Savings Plan

Financial Statements and Supplemental Information
Years Ended December 31, 2014 and 2013

*      All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor's Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Alliance Data
Systems Corporation, Compensation Committee of
the Board of Directors and Plan Administrator
of the Alliance Data Systems 401(k) and
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliance Data Systems 401(k) and Retirement Savings Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of delinquent participant contributions and schedule of assets (held at end of year) as of or for the year ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of delinquent participant contributions and schedule of assets (held at end of year) are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

Columbus, Ohio
June 10, 2015

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Net Assets Available for Benefits
For the Years Ended December 31, 2014 and 2013

	2014	2013
Assets:

Investments at fair value	$579,852,403	$490,532,021
Cash	-	1,813,805

Receivable for contributions:
Employer	9,587,642	10,499,821
Participants	1,804,259	-
Total contributions receivable	11,391,901	10,499,821

Notes receivable from participants, net of allowance for defaulted loans	10,413,886	9,058,338
Due from brokers	258,263	9,390,003
Accrued fees	26,895	26,481
Total assets	601,943,348	521,320,469

Liabilities:

Checks written in excess of cash available	90,469	-
Administrative fees payable	173,940	154,152
Due to broker	155,433	10,859,683
Total liabilities	419,842	11,013,835

Net assets reflecting investments at fair value	601,523,506	510,306,634

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(261,103)	(125,793)

Net assets available for benefits	$601,262,403	$510,180,841

See accompanying notes.

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2014 and 2013

	2014	2013
Additions:
Investment income:
Net appreciation in fair value of investments	$35,752,245	$90,295,405
Interest and dividends	1,511,074	1,144,856
Fee income	150,816	119,358
Total investment income	37,414,135	91,559,619

Interest on notes receivable from participants	487,406	410,856

Contributions:
Employer	35,221,552	27,976,494
Participants	45,390,251	37,547,548
Rollovers	6,287,567	21,247,605
Total contributions	86,899,370	86,771,647

Total additions	124,800,911	178,742,122

Deductions:
Distributions to participants	32,924,679	27,727,030
Administrative expenses	794,670	695,462
Total deductions	33,719,349	28,422,492

Net increase	91,081,562	150,319,630

Net assets available for benefits:
Beginning of year	510,180,841	359,861,211

End of year	$601,262,403	$510,180,841

See accompanying notes.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

1.    Description of the plan

General

The Alliance Data Systems 401(k) and Retirement Savings Plan (the "Plan") is a defined contribution plan covering certain employees of ADS Alliance Data Systems, Inc. ("ADSI") and its affiliates (the "Employer"). Employees of the Employer that are 18 years of age, are generally eligible to participate immediately. Seasonal, temporary, and on-call employees who perform more than 1,000 hours of service within one year are also eligible.

The Plan was amended and restated as of January 1, 2014, to among other things change the Employer match percentage as noted below.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

Contributions

Employer's Contributions

The Employer may authorize a discretionary profit sharing contribution ("Profit Sharing Contribution") for eligible classes of employees, which will be a specified percentage of the participant's eligible compensation as defined by the Plan ("Eligible Compensation") and may be integrated with Social Security to the extent permitted under the Internal Revenue Code ("Code"). To be eligible, a participant must not have separated from service as of the end of the Plan year unless due to death, total and permanent disability, or retirement on or after normal retirement age. The annual Eligible Compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code. The annual Eligible Compensation limit for the Plan years ended December 31, 2014 and 2013 was $260,000 and $255,000, respectively.

The Profit Sharing Contribution for the years ended December 31, 2014 and 2013 was $8,252,575 and $9,925,914, respectively.

The Employer will provide a 100% matching contribution on the first 5% of a participant's voluntary contributions based on a payroll period basis for participants who have completed either 180 days of uninterrupted service with the Employer or a year of eligibility service, which ever occurs first. As of the end of the Plan year, the Employer will provide a true up matching contribution based on the above percentages, voluntary contributions, and Eligible Compensation for the Plan year. Prior to January 1, 2014 the Employer provided a 100% matching contribution on the first 3% and 50% on the next 2% of a participant's voluntary contributions.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

1.    Description of the plan (continued)

Contributions (continued)

Participant's Voluntary Contributions

A participant may elect to make voluntary contributions of 1% to 85% of his or her annual Eligible Compensation. The participant may designate their voluntary contributions as tax-deferred, after-tax Roth, after-tax regular contributions, or any combination thereof. Tax-deferred and after-tax Roth contributions are limited to the maximum permitted under Section 402(g) of the Code adjusted annually ($17,500 at both December 31, 2014 and 2013). Regular after-tax contributions are limited by the Code based on total employee and Employer contributions to the participant. Sections 401(k)(3) and 401(m)(3) of the Code may limit the voluntary contribution.

A participant age 50 and over before the close of the Plan year may elect a catch-up voluntary tax-deferred or after-tax contribution up to $5,500 for the Plan years ended December 31, 2014 and 2013.

A participant may also contribute amounts representing a distribution from another qualified defined benefit or defined contribution plan (rollover).

Investment options

The participant directs both their own and the Employer's contributions into the investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan currently offers fourteen common collective trusts, six mutual funds, self-directed brokerage accounts, and the Employer's common stock ("Employer Securities") as investment alternatives. The Employer periodically reviews and may make changes to the investment alternatives available. On July 31, 2013, the Plan replaced its series of twelve Vanguard Target Retirement target date mutual funds with twelve Vanguard Fiduciary Trust Company Target Retirement target date common collective trust funds. If a participant makes no investment election, all contributions made into such participant's account are invested in the Plan's qualified default investment alternative ("QDIA"). The Plan's QDIA is the age-appropriate Vanguard Fiduciary Trust Company Target Retirement target date fund, which is selected based on the participant's date of birth.

Participant accounts

The Plan credits each participant's account with the participant's contributions and allocations of 1) the Employer's contributions, 2) investment earnings, and 3) administrative expenses. The benefit to which a participant is entitled is equal to the vested balance in the participant's account.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

1.    Description of the plan (continued)

Vesting

A participant is fully and immediately vested for voluntary, rollover, and Employer matching contributions provided after December 31, 2004, and is credited with a year of vesting service in the Employer's other contributions for each Plan year that the participant is credited with at least 500 hours of service.

A summary of vesting percentages relating to the Employer's Profit Sharing Contributions follows:

For all associates employed as of or subsequent to January 1, 2007:

Years of vested service	Percentage
Less than 3 years	0%
3 years	100

For all associates terminated prior to January 1, 2007:

Years of vested service	Percentage
Less than 5 years	0%
5 years	100

A summary of vesting percentages relating to Employer's matching contributions provided prior to December 31, 2004 follows:

Years of vested service	Percentage
Less than 1 year	0%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

1.    Description of the plan (continued)

Payment of benefits

The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000 have the option of leaving their accounts invested in the Plan until age 70 1/2. All benefits are paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or individual retirement account specified by the participant.

In service withdrawals

A participant may elect to withdraw an amount in cash from the participant's after-tax account and their rollover account.

A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant's vested account balance.

A participant may request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account with repayment made from payroll deductions. All loans become due and payable in full upon a participant's termination of employment with the Employer. The borrowing is a separate earmarked investment of the participant's account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the month in which the loan occurs plus two percent.

Amounts allocated to participants withdrawn from the Plan

Amounts allocated, but not yet paid, to participants withdrawn from the Plan were $321,703 and $0 at December 31, 2014 and 2013, respectively.

Forfeitures

The Plan may use forfeitures to reduce Employer contributions or pay Plan expenses if so elected. The Plan used forfeitures to reduce Employer contributions by $367,119 and $448,607 for the years ended December 31, 2014 and 2013, respectively. There were no unused forfeitures at December 31, 2014 and 2013.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

1.    Description of the plan (continued)

Fee Income

Revenue sharing and sub transfer agent fees received from certain of the investments are credited to an administrative account and can be used to reduce administrative fees charged to participants. These fees are reported in the Plan's financial statements as fee income. During 2014 and 2013, the Plan used $328,458 and $548, respectively, to reduce fees charged directly to participants' accounts. As of December 31, 2014 and 2013, there was unused fee income of $26,223 and $277,033, respectively. These balances represent unallocated amounts. Effective May 2014 these fees are being credited to those participants who have invested in the funds that generate the fee revenue.

Expenses

Expenses are charged to participant's accounts, excluding those paid directly by the Employer, unless paid from fee income and have been reported in the financial statements as administrative expenses. Brokerage fees, transfer taxes and other expenses incurred in connection with the investments of the Plan's assets increases the cost of investments purchased or deducted from the proceeds of investments sold.

2.    Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan's financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market, and credit risks. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

2.    Summary of accounting policies (continued)

Net appreciation in fair value of investments

Net realized and unrealized appreciation is presented in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Benefit payments

Benefits are recorded when paid.

Notes receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. An allowance for defaulted loans of $152,274 and $23,426 has been recorded for December 31, 2014 and 2013, respectively, with the change recorded under distributions.

Investment valuation and income recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts, which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

The Wells Fargo Stable Return Fund invests in fully benefit-responsive investment contracts. The fund is recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

2.    Summary of accounting policies (continued)

New accounting pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) ("ASU 2015-07"). ASU 2015-07 amended Accounting Standards Codification ("ASC") 820, Fair Value Measurement, to remove the requirement to categorize with the fair value hierarchy all investments for which fair value is measured using the net asset per share practical expedient as well as to remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments are to be applied retrospectively and are effective for annual periods beginning after December 15, 2015, with early application permitted. The adoption is not expected to have a material effect on the Plan's statements of net assets available for benefits or statements of changes in net assets available for benefits.

3. Fair value measurements

ASC 820 establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                          Inputs to the valuation methodology include
•	quoted prices for similar assets and liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; or
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

3. Fair value measurements (Continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Mutual funds: Valued at the Net Asset Value ("NAV") of shares held at the closing price reported in an active market on which the funds are traded and are classified within Level 1 of the valuation hierarchy.

Common collective trusts: Valued at the respective NAV as reported by such trusts, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. The Plan does not have any contractual obligations to further invest in these trusts. See Note 5 "Restrictions" below. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

3. Fair value measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2014 and 2013:

	Assets at fair value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds
Large blend	$26,348,924	$-	$-	$26,348,924
Large value	25,370,652	-	-	25,370,652
Foreign large blend	13,342,249	-	-	13,342,249
Intermediate term bond	13,106,198	-	-	13,106,198
Small value	11,785,537	-	-	11,785,537
Mid-cap growth	8,069,042	-	-	8,069,042
Common stock
Finance	51,584,541	-	-	51,584,541
Common collective trust
Target dated (a)	-	389,999,428	-	389,999,428
Stable value (b)	-	18,796,380	-	18,796,380
Large growth (c)	-	11,707,586	-	11,707,586
Self-managed brokerage
Common stocks	4,469,706	-	-	4,469,706
Mutual funds	3,182,215	-	-	3,182,215
Interest bearing cash	2,089,945	-	-	2,089,945
Total	$159,349,009	$420,503,394	$-	$579,852,403

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

3. Fair value measurements (continued)

	Assets at fair value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds
Large value	$17,855,563	$-	$-	$17,855,563
Large blend	19,416,684	-	-	19,416,684
Intermediate term bond	11,990,520	-	-	11,990,520
Foreign large blend	11,384,826	-	-	11,384,826
Small value	9,484,163	-	-	9,484,163
Mid-cap growth	5,903,748	-	-	5,903,748
Large growth	37,228	-	-	37,228
Common stock
Finance	45,057,788	-	-	45,057,788
Common collective trusts
Target dated (a)	-	336,677,202	-	336,677,202
Stable value (b)	-	15,846,106	-	15,846,106
Large growth (c)	-	8,378,831	-	8,378,831
Self-managed brokerage
Common stocks	4,099,800	-	-	4,099,800
Mutual funds	3,000,610	-	-	3,000,610
Interest bearing cash	1,398,952	-	-	1,398,952
Total	$129,629,882	$360,902,139	$-	$490,532,021

(a)
The trusts are target dated trusts based on estimated retirement dates, which seek current income and some capital appreciation for the most current retirement date and move more to capital appreciation and some current income as the retirement dates become later. The trusts invest primarily in mutual funds.

(b)
The trust seeks to maintain principle value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The trust invests primarily in investment contracts issued by insurance companies, banks and other financial institutions.

(c)	The trust seeks long-term capital appreciation. The trust invests primarily in large cap common stocks with market capitalizations generally in the range of the companies in the Russell 1000 Growth Index.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

4.	Investments

Wells Fargo Bank, N.A., as trustee of the Plan, holds the Plan's investments.

The following table presents balances for 2014 and 2013 for the Plan's current investments. Investments that represent five percent or more of the Plan's net assets and Employer Securities are separately identified.

	2014		2013
Investments at fair value as determine by:
Quoted Market price
Common stock
Alliance Data Systems Corporation	$51,693,527	*	$45,112,478	*
Other	4,360,720		4,045,110
Shares of registered investment companies
Other	101,204,817		79,073,342
Interest bearing cash	2,089,945		1,398,952
	159,349,009		129,629,882
Estimated fair value
Units in common collective trust
Vanguard Fiduciary Trust Company
Target Retirement 2035 Trust II	84,703,851		72,234,881
Target Retirement 2030 Trust II	71,524,427		63,822,588
Target Retirement 2040 Trust II	59,621,050		50,316,377
Target Retirement 2025 Trust II	57,684,028		53,317,069
Target Retirement 2020 Trust II	34,489,011		31,329,433
Target Retirement 2045 Trust II	33,635,831		26,859,070
Other	78,845,196		63,022,721
	420,503,394		360,902,139
	$579,852,403		$490,532,021

*	Includes $108,986 and $54,690 held under self directed brokerage accounts as of December 31, 2014 and 2013, respectively.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

4.	Investments (continued)

During 2014 and 2013, the Plan's investments (including investments bought, sold, and held during each year) appreciated as follows:

	2014	2013
Common collective trust	$26,954,890	$25,991,958
Shares of registered investment companies	4,694,224	44,183,483
Common stock	4,103,131	20,119,964
Net appreciation	$35,752,245	$90,295,405

5. Restrictions

The declaration of trust for the Wells Fargo Stable Return Fund contains a restriction that the trustee of the fund may impose, in its sole discretion a prior notice period of up to 12 months for any Employer initiated withdrawal of assets from the fund. At December 31, 2014, no prior notice period has been imposed.

6.    Tax status

The Plan obtained its latest determination letter on January 6, 2010, in which the Internal Revenue Service ("IRS") stated that the Plan was designed in accordance with the applicable requirements of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended and restated since the version that the determination letter applies to, the Plan administration believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

GAAP requires management responsible for the Plan to evaluate uncertain tax positions. The financial statement effect of a tax position is recognized when the position is more likely than not, based on the financial merits, to be sustained upon examination by the IRS. The Plan's administrator has analyzed the tax positions, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's administrator believes it is no longer subject to income tax examination for years prior to 2011.

7.    Plan administration

A committee comprised of members appointed by the compensation committee of the board of directors of the Employer administers the Plan.

8.    Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer has the right at any time, by action of its board of directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

9.	Party-in-interest

As of December 31, 2014 and 2013, the Plan's investment portfolio includes an investment in the common stock of Alliance Data Systems Corporation, a party-in-interest to the Plan.

Wells Fargo Bank, N.A., trustee of the Plan, their subsidiaries and affiliates maintain and manage certain of the investments of the Plan, for which the Plan is charged investment expenses.

10.	Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$601,262,403	$510,180,841
Amounts allocated to withdrawing participants	(321,703)	-
Adjustments from fair value to contract value	261,103	125,793
Net assets available for benefits per Form 5500	$601,201,803	$510,306,634

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

2014
Benefit payments per the financial statements	$32,924,679
Amount allocated to withdrawing participants
At December 31, 2014	321,703
At December 31, 2013	-
Reserves for defaulted loans
At December 31, 2014	(152,274)
At December 31, 2013	23,426
Corrective distributions	(70,921)
Benefit payments per Form 5500	$33,046,613

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

10.	Reconciliation of financial statements to Form 5500 (continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statement to Form 5500:

2014
Net increase in net assets per the financial statements	$91,081,562
Change in amounts allocated to withdrawing participants	(321,703)
Change in adjustment from fair value to contract value	135,310
Net income per Form 5500	$90,895,169

Alliance Data Systems 401(k) and Retirement Savings Plan
EIN #13-3163498  Plan #001
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2014

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions $3,379,190				Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51

Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected		Contributions Corrected Outside VFCP	Corrections Pending Correction in VFCP

✓	$3,379,190	(1)	$-	$-	$-

(1)
Represents delinquent participant contributions from 2014 payroll periods.  The Company transmitted the contributions to the Plan and subsequently transmitted lost earnings to the Plan in 2015. Plan sponsor is in the process of filing the Form 5330, Return of Excise Tax Related to Employee Benefit Plans.

The notes to the financial statements are an integral part of this schedule.

Alliance Data Systems 401(k) and Retirement Savings Plan
EIN #13-3163498  Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1)	Current Value

			Cost

*	Alliance Data Systems Corporation	Common stock – 180,334 shares		$51,584,541
	Vanguard Fiduciary Trust Company Target Retirement 2035 Trust II	Common collective trust – 3,260,348 units		84,703,851
	Vanguard Fiduciary Trust Company Target Retirement 2030 Trust II	Common collective trust – 2,753,057 units		71,524,427
	Vanguard Fiduciary Trust Company Target Retirement 2040 Trust II	Common collective trust – 2,254,104 units		59,621,050
	Vanguard Fiduciary Trust Company Target Retirement 2025 Trust II	Common collective trust – 2,171,021 units		57,684,028
	Vanguard Fiduciary Trust Company Target Retirement 2020 Trust II	Common collective trust – 1,272,657 units		34,489,011
	Vanguard Fiduciary Trust Company Target Retirement 2045 Trust II	Common collective trust – 1,272,638 units		33,635,831
*	Wells Fargo Stable Return Fund	Common collective trust – 359,441 units		18,796,380
	Vanguard Fiduciary Trust Company Target Retirement 2050 Trust II	Common collective trust – 643,299 units		17,086,015
	Vanguard Fiduciary Trust Company Target Retirement 2015 Trust II	Common collective trust – 480,699 units		13,214,416
	Delaware Large Cap Growth Trust	Common collective trust – 481,200 units		11,707,586
	Vanguard Fiduciary Trust Company Target Retirement 2010 Trust II	Common collective trust – 273,242 units		7,514,163
	Vanguard Fiduciary Trust Company Target Retirement 2055 Trust II	Common collective trust – 133,664 units		4,759,780
	Vanguard Fiduciary Trust Company Target Retirement Income Trust II	Common collective trust – 136,225 units		4,054,060
	Vanguard Fiduciary Trust Company Target Retirement 2060 Trust II	Common collective trust – 61,040 units		1,712,796
	Vanguard Institutional Index Fund	Mutual fund – 139,656 shares		26,348,924
	Dodge & Cox Stock Fund	Mutual fund – 140,216 shares		25,370,652
	American Funds EuroPacific Growth Fund	Mutual fund – 283,335 shares		13,342,249

The notes to the financial statements are an integral part of this schedule.

Alliance Data Systems 401(k) and Retirement Savings Plan
EIN #13-3163498  Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1)	Current Value

			Cost
	Metropolitan West Total Return Bond Fund	Mutual fund – 1,274,922 shares		13,106,198
	Columbia Small Cap Value Fund	Mutual fund – 670,776 shares		11,785,537
*	Wells Fargo Advantage Discovery Fund	Mutual fund – 244,962 shares		8,069,042
	Self Directed Brokerage Accounts			9,741,866
*	Participant Loans	3.25% - 9.50%	-	10,413,886

*	Represents a party-in-interest

(1)	Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 10, 2015

ALLIANCE DATA SYSTEMS 401(k) AND
RETIREMENT SAVINGS PLAN

By: /s/ Karen Wald
Karen Wald
Senior Vice President, Chief of Staff

INDEX TO EXHIBITS

Exhibit No.	Description

* 23.01	Consent of Independent Registered Public Accounting Firm

*   filed herewith